Exhibit (a)(5)(E)

NEWS RELEASE – FINAL

LINN ENERGY ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

HOUSTON, January 23, 2018 – LINN Energy, Inc. (OTCQB: LNGG) (“LINN” or the “Company”) today announced the preliminary results of its tender offer to purchase for cash up to 6,770,833 shares of its Class A common stock (the “shares”) at a price of $48.00 per share, which expired at 11:59 p.m., New York City time, on Monday, January 22, 2018.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, approximately 78.2 million shares of the Class A common stock were properly tendered and not properly withdrawn, including approximately 0.3 million shares that were tendered through notice of guaranteed delivery. The number of shares conditionally tendered was less than 0.2 million based on the preliminary count by the depositary. Accordingly, LINN expects to accept for purchase a total of 6,770,833 shares of its Class A common stock at a purchase price of $48.00 per share, for an aggregate purchase price of approximately $325 million, excluding fees and expenses relating to the offer. The shares expected to be acquired represent approximately 8.1% of the Company’s currently outstanding Class A common stock.

Since the offer was oversubscribed, the number of shares that LINN will purchase from each tendering shareholder will be pro-rated. Based upon the preliminary count, LINN estimates that the pro-ration factor for the shares would be approximately 8.7%. The number of shares tendered and not withdrawn and the pro-ration factor are preliminary and are subject to verification by the depositary and the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures). The actual number of shares properly tendered and not properly withdrawn and the pro-ration factor will be announced promptly following the guaranteed delivery period and completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares properly tendered and accepted under the tender offer and will return all other shares tendered. Payment for shares will be made in cash, without interest. It is currently expected that payment for all shares purchased will be made on or about January 25, 2018.

LINN may, in the future, decide to purchase additional shares in the open market subject to market conditions and private transactions, tender offers or otherwise subject to applicable law. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the offer. Whether LINN makes additional repurchases in the future will depend on many factors, including but not limited to its business and financial performance, the business and market conditions at the time, including the price of the shares, and other factors LINN considers relevant.

D. F. King & Co., Inc. is the information agent for the tender offer. Morgan Stanley & Co. LLC is acting as dealer manager. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Class A common stock. The offer was made solely by the Offer to Purchase and the related Letter of Transmittal, as they have been or may be amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed on December 20, 2017 with the Securities and Exchange Commission (the “Commission”) in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as the amendments or supplements to the Schedule TO filed on January 8, 2018 and January 16, 2018 with the Commission and any further amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the Commission, and investors may obtain them for free from the Commission at its website (www.sec.gov); from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (877) 297-1738 (toll-free), by email at: linn@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Morgan Stanley & Co. LLC, the dealer manager for the tender offer, by telephone at: (855) 483-0952 (toll-free) or in writing to: 1585 Broadway, New York, NY 10036.

FORWARD-LOOKING STATEMENTS

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to financial and operational performance and results of the Company and Roan Resources LLC, ability to improve our financial results and profitability following emergence from bankruptcy, ability to list our common stock on an established securities market, availability of sufficient cash flow to execute our business plan, timing of and ability to execute planned separation transactions and asset sales, continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

ABOUT LINN ENERGY

LINN Energy, Inc. was formed in February 2017 as the reorganized successor to LINN Energy, LLC. Headquartered in Houston, Texas, the Company’s current focus is the development of the Merge/SCOOP/STACK in Oklahoma through its equity interest in Roan Resources LLC, as well as through its midstream operations in that area. Additionally, the Company is pursuing emerging horizontal opportunities in Oklahoma, North Louisiana and East Texas, while continuing to add value by efficiently operating and applying new technology to a diverse set of long-life producing assets.

CONTACT:

Thomas Belsha, Vice President — Investor Relations & Corporate Development

LINN Energy, Inc.

(281) 840-4110

ir@linnenergy.com